EXHIBIT 99.1

Yamana Gold Releases 2021 Sustainability Report

TORONTO, June 15, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) has published its 2021 Sustainability Report. This provides a comprehensive overview of Yamana’s environmental, social, and governance (“ESG”) performance, alongside the approach and philosophy that underpins the Company’s commitment to ESG excellence.

Highlights:

  The adoption of a Responsibility Policy and eight Statements of Commitment describing the Company’s statements of principle and intent, covering all functional aspects of Health, Safety and Sustainable Development.
  The continuing work to limit the impact of COVID-19 on the Company’s workforce, host communities and business, including the high vaccination rates that have been achieved in all operating jurisdictions.
  The commitment to reduce greenhouse gas (GHG) emissions by 46% by 2030, from a 2019 baseline, consistent with a 1.5°C science-based target, aligned with the Paris Agreement, and coupled with clear and achievable plans to meet this target.
  The commitment to local employment and procurement with the Company maintaining over 99% national employment and sustaining a high in-country procurement level, at 93%, spending over $544 million.
  The achievement of zero discharges of process water and the seventh consecutive year without any material spills across operations.
  The establishment of an Independent Tailings Review Board (ITRB) to further enhance the Company’s governance and assurance processes to align with evolving international best practice, as represented by the Mining Association of Canada (MAC) Tailings Guide and the Global Industry Standard on Tailings Management (GISTM).

This is Yamana’s sixteenth Sustainability Report, and the fourth year the Company has reported under the Global Reporting Initiative’s (GRI) Standards and the GRI G4 Mining and Metal Sector Disclosures, as well as the first year reporting under the Sustainability Accounting Standards Board (SASB) Framework.

The 2021 Sustainability Report can be accessed here.

This year, alongside this report, the Company has published its inaugural Climate Action Report, which is fully aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

Yamana’s inaugural Climate Action Report can be accessed here.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development-stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715 / +44 203 727 1000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans, expectations, beliefs, including future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources, updates regarding the Company's mines and exploration plans, belief's in connection with the NCIB, health, safety and sustainability goals, and project construction and development plans. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.